Joshua N. Korff To Call Writer Directly:	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile:
(212) 446-4943 joshua.korff@kirkland.com		(212) 446-4900

October 20, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs Katherine Wray

Re:	HealthPort, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 22, 2009

File No. 333-161381

Dear Mss. Jacobs and Wray:

This letter is being furnished on behalf of HealthPort, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 16, 2009 to Mr. Michael J. Labedz, President and Chief Executive Officer of the Company, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-161381) (“Amendment No. 1”) that was filed with the Commission on September 22, 2009.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1. Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. We have also enclosed a courtesy package, which includes eight copies of Amendment No. 2, four of which have been marked to show changes from Amendment No. 1 to the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

General

1.	We note your response to prior comment 1. We understand the number of shares of HealthPort common stock and senior preferred stock to be distributed in connection with the corporate reorganization will be calculated based upon the pricing of the initial public offering. Please explain in your response letter the contemplated timing of this reorganization relative to the requested date of effectiveness. In this regard, we presume that you intend to file a pre-effective amendment with the initial public offering price and a finalized audit report shortly before effectiveness.

Response: We respectfully advise the Staff that, in connection with the Company’s corporate reorganization, the Company will enter into a contribution agreement with each holder of its Series A, B, C and senior preferred shares pursuant to which each member will contribute all of its equity interests in CT Technologies Holdings, LLC to the Company in return for shares of common stock and senior preferred stock, as applicable, of the Company. The contribution agreement will provide that the distribution of common stock and senior preferred stock, as applicable, will be based upon a share price of $15.00 per share, the midpoint of the range set forth on the cover page of the prospectus. Accordingly, the Company has revised its disclosure throughout Amendment No. 2 to provide the number of shares of common stock and senior preferred stock, as applicable, that will be issued in connection with the corporate reorganization. The Company intends to effectuate the corporate reorganization a few days before the Company seeks effectiveness of the registration statement in an effort to ensure the offering will ultimately be completed before the Company changes its corporate structure. In that regard, the Company expects to file a pre-effective amendment with the finalized audit report shortly before effectiveness.

Corporate Reorganization, page 6

2.	You indicate in your discussions of the corporate reorganization on pages 6, 48 and 127 that upon completion of the public offering, you intend to issue a to-be-specified number of shares of restricted stock and stock options to certain officers, directors and employees. Please explain whether this anticipated issuance of securities relates to the unvested Series B-1 and B-2 shares that you state will be cancelled without consideration in connection with the corporate reorganization. Please also indicate whether these securities to be issued to officers, directors and employees will be subject to vesting over time or will be fully vested upon issuance. We note further your disclosure on page 35 that you intend to issue a to-be-specified number of shares of restricted stock and stock options to Messrs. Labedz, Grazzini, Roberts, Webb and Matits, respectively, upon completion of the public offering. Please clarify in your filing whether these executives are the only officers, directors or employees to whom you intend to issue restricted stock and stock options upon completion of the public offering.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Response: We respectfully advise the Staff that the Company confirms that the anticipated issuance of shares of restricted stock and stock options to its directors, director nominees and certain officers and key employees does not relate to the unvested Series B-1 and B-2 shares that will be cancelled in connection with the corporate reorganization. The Company also confirms that the new grants of restricted stock and stock options will not be fully vested at issuance but will be subject to a vesting schedule that will be different from the unvested Series B-1 and B-2 shares.

As requested, the Company has revised its disclosure on page 35 to further clarify that the Company intends to issue shares of restricted stock and stock options to its directors and director nominees, as well as certain other officers and key personnel, in addition to Messrs. Labedz, Grazzini, Roberts, Webb, Matits and Haynes.

Summary Consolidated Financial and Other Data, page 11

3.	We note your revisions to the tabular presentation on page 14 in response to prior comment 11. Item 10(e)(1)(ii)(E) of Regulation S-K prohibits the use of titles or descriptions of non-GAAP financial measures that are confusingly similar to titles or descriptions used for GAAP financial measures. We believe the title “December 31, 2008 with Acquisitions” could be confusing to investors and should be labeled to clearly indicate that the amounts are adjusted and do not represent GAAP amounts. Revise accordingly.

Response: Based upon the Staff’s comment, the Company has revised the title “December 31, 2008 with Acquisitions” on page 14 to clearly indicate that the amounts are adjusted and do not represent GAAP amounts.

4.	We note you now identify EBITDA on pages 13 and 59 as a performance evaluation metric for executive incentive compensation. Please remove your reference to EBITDA or provide the disclosures required by Item 10(e)(i) of Regulation
S-K.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on pages 13 and 60 to remove the reference to EBITDA.

5.	Based on your response to prior comment 12 and your disclosures on page 106, it does not appear that the non-GAAP measure “Adjusted EBITDA” is being used for purposes of determining your cash incentive opportunity program. In this regard, we note from page 106 that your “Actual adjusted EBITDA” under the plan was determined to be $30.2 million for the year ended December 31, 2008. Adjusted EBITDA for the year ended December 31, 2008, according to your reconciliation was $18.8 million. It therefore does not appear that a discussion of this measure as a basis for compensation is appropriate pursuant to Item 10(e)(1)(i)(C) and (D). Revise your disclosure within this section to discuss only the purposes for which the non-GAAP measures being presented are used.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on pages 13, 14 and 112 to discuss only the purposes for which the non-GAAP measures being presented are used.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Use of Proceeds, page 36

6.	In response to prior comment 16, you have revised the disclosure regarding your use of proceeds to state that in September 2008, you used the proceeds received from your senior subordinated notes as part of the purchase price to acquire ChartOne. We note from your disclosure on page 69 that you also used proceeds from the term loan under your credit facility to fund this acquisition. As the credit facility was entered into in September 2008, within one year prior to the initial filing of your registration statement, and you intend to use the net proceeds of the offering to pay off borrowings under the credit facility, it appears that you should disclose in the use of proceeds section that proceeds from the term loan were used for the acquisition of ChartOne, as well as any other uses of indebtedness under the credit facility other than for short-term borrowings used for working capital. Please revise your disclosure as appropriate, or advise. We again refer you to Instruction 4 to Item 504 of Regulation S-K.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on page 36 to state that borrowings under the credit facility were used to repay in full the Company’s prior credit facility and to pay a portion of the purchase price to acquire ChartOne.

7.	We note that in response to prior comment 18 you have revised your disclosure to state that a to-be-specified amount of the net proceeds from the offering will be used for “general corporate purposes, which may include the further repayment of borrowings under [y]our senior secured credit facility.” You state also that your management “will have broad discretion in the allocation of the net proceeds that may be used for general corporate purposes.” However, you do not mention any other specific intended uses of the net proceeds for general corporate purposes other than the further repayment of borrowings under the credit facility. Please expand your disclosure, as previously requested, to address with specificity all contemplated uses of the offering proceeds for “general corporate purposes,” and to clarify whether it is your intention to use all of the net proceeds to discharge indebtedness. We note in this regard your response to prior comment 35, stating that the net proceeds from the offering will be used to discharge the senior subordinated notes.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on page 36 to further clarify the use of net proceeds to be received by the Company from the offering.

Dilution, page 40

8.

In the third paragraph in this section, your disclosure is set up to provide the “pro forma as adjusted net tangible book value” of your common stock as of June 30, 2009, after giving effect to certain occurrences. In this regard, we note that you refer to “the conversion of all outstanding and vested Series A, B-1 and B-2 shares

U.S. Securities and Exchange Commission

Division of Corporation Finance

into shares of our common stock…immediately prior to the completion of this offering.” Disclosure elsewhere in the filing, including on page 6 where you discuss the corporate reorganization, states that the Series C shares of CT Technology Holdings, LLC, will also be exchanged for shares of HealthPort common stock. Accordingly, please revise your Dilution disclosure to reflect that the Series C shares, in addition to all outstanding and vested Series A, B-1 and B-2 shares, will be exchanged for your common stock prior to completion of the public offering; or advise.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on page 40 to note that the Series C shares, in addition to all outstanding and vested Series A, B-1 and B-2 shares, will be exchanged for common stock prior to completion of the public offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview, page 45

9.	We note that in response to prior comment 21 you have revised your overview to discuss key metrics management considers in evaluating the company’s financial condition and operating performance. However, the revised disclosure does not address economic or industry-wide factors relevant to the company, nor does it provide meaningful insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, that the company faces or the actions management is taking to address them. Please consider further revising your overview to discuss these matters. For example, explain briefly why management “believes its acquisition and new sales opportunities remain strong,” and address how management plans to handle the challenges presented by the fact that many of your potential customers perform ROI services internally. We again refer you to SEC Release 33-8350.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on page 45 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to address matters relevant to the Company, including material opportunities, challenges and risks.

Our Revenue and Expenses

Costs of Services and Products, page 47

10.	We are considering your response to prior comment number 22. Please explain the basis for your assertion that 95% of equity-based compensation would be allocated to selling, general and administrative expense. That is, explain whether this allocation is based on an estimate or based on detailed records that support the percentages. Your response suggests that you consider the 5% that would be allocated to cost of sales to be immaterial. If so, confirm that such amounts have been immaterial for all reporting periods presented. Further, confirm that you will continue to monitor this allocation in order to determine whether your presentation of these costs is appropriate.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Response: We respectfully advise the Staff that the Company’s assertion that 95% of equity-based compensation allocated to selling, general and administrative expense is based on detailed calculations by individual grant and employee. In addition, the Company confirms that for all periods presented the percentage that would have been allocated to costs of sales is equal to or less than 5% of equity-based compensation, which the Company considers quantitatively and qualitatively immaterial. The Company also confirms that it will continue to monitor its equity-based compensation to determine whether its presentation is appropriate.

Critical Accounting Policies

Goodwill, page 52

11.	We have reviewed your revised disclosures in response to prior comment 23. We note you refer to your reporting units in your policy. Please disclose in your policy your number of reporting units. In addition, please expand your disclosure for the following items:

•

To the extent each of your reporting unit’s fair value is not substantially in excess of its respective carrying value, it would appear to be useful information to investors to disclose the percentage by which that fair value exceeded the carrying value as of your most recent step-one test pursuant to paragraph 19 of SFAS 142.

•	Provide a description of key assumptions that drive fair value.

•	Include a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

Response: We respectfully advise the Staff that the Company’s ROI and Software and Other Services operating segments are also the Company’s reporting units because the Company does not provide discrete financial information to management, including its segment manager, other than on an operating segment basis. Additionally, we respectfully advise the Staff that the Company has revised its disclosure on page 52 to include the excess fair values over carrying values for each of the Company’s reporting units and a discussion of the key assumptions that drive fair value.

Equity-Based Compensation, page 53

12.	We note your disclosure on page 54 that you performed valuations “of [y]our shares as of December 31, 2007, December 31, 2008 and June 30, 2009.” Please disclose the fair value of each share type for which a valuation was performed as of the date of each of these valuations.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Response: Based upon the Staff’s comment, the Company has revised its disclosure on pages 54 and 55 to include the fair value of Series B-1 and B-2 shares, which are compensatory, for which a valuation was performed as of the date of each of the referenced valuations.

13.	Revise your tabular presentation on page 56 to include grants made during the periods ended March 31, 2008 and June 30, 2008 and to separately present the quantities and fair values of the grants of B-1 shares from B-2 shares on the dates of grant. For grants made on a date other than one of the valuation dates noted above, explain the reasons for differences between the grant date fair value assigned in computing expense and the fair value determined by the most recent valuation. For example, we note from information contained in Annex C of your response that Series B-1 and B-2 shares were granted on December 15, 2008 and assigned fair values of $0.19 and $0.11, respectively. Your disclosures on page 55 indicate fair values of $0.29 and $0.18 for these shares, respectively on December 31, 2008.

Response: Based upon the Staff’s comment, the Company has revised the tabular presentation on page 57. We respectfully advise the Staff that the only grant made on a date other than a valuation date was made on December 15, 2008. The assigned fair values for the Series B-1 and B-2 shares on that date were $0.19 and $0.11, respectively, as contained in Annex C of our previous response to the Staff. The disclosures on page 57 represent weighted average fair values of all Series B-1 and B-2 shares issued during fiscal year 2008, which resulted in weighted average fair values of $0.28 and $0.17, respectively, as calculated in the revised tabular presentation on page 57.

14.	We note your revised disclosures in response to prior comment 24; however, you have not addressed our comment in its entirety. Revise your disclosure to discuss each significant factor contributing to the difference between the estimated IPO price and your most recent valuations. In this regard, revise to provide a reconciliation between the $0.29 and $0.18, values of the Series B-1 and B-2 shares on December 31, 2008, the values determined by your valuation of June 30, 2009 and your anticipated offering price range of $14 to $16. Explain why the fair value as calculated by your valuations is significantly different than the IPO price range of $14 to $16. Indicate if the exchange ratio “accounts” for most of this difference since the Series B-1 and B-2 shares do not reflect the impact of the exchange ratio. In addition, indicate whether the impact of the exchange ratio results in any additional compensations to your employees.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 53 through 57 to discuss each significant factor contributing to the difference between the estimated initial public offering price and the most recent valuations.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Results of Operations, page 57

15.	We note your revised disclosure on pages 57 through 60 in response to prior comment 29. Please revise your tabular presentations on pages 57 and 38 to present the “Adjusted EBITDA” line item apart from the presentation of your consolidated results of operations in a manner similar to that presented on page 12. Similarly, include footnote cross-references to your discussion of Use of Non-GAAP Financial Measures on pages 58 through 60.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 58 and 59 to present the “Adjusted EBITDA” line item apart from the presentation of the Company’s consolidated results of operations. The Company has also included footnote cross-references to its discussion of Use of Non-GAAP Financial Measures on pages 64, 66 and 68.

16.	We note your statement on page 59 that “Adjusted EBITDA has all the inherent limitations of EBITDA.” Please explain the purpose of this statement in light of the fact that you do not present EBITDA within your filing and you appear to have enumerated the essential limitations inherent in EBITDA in the bullet points above this sentence. In this regard, explain the relevancy of this statement and ensure that you have clearly disclosed the usefulness of this measure for evaluating performance while it has inherent limitations.

Response: We respectfully advise the Staff that the Company has removed the referenced statement from page 60.

Income Taxes, pages 62, 64 and 66

17.	We note your revised disclosures in response to prior comment 32. With regard to your discussion of income taxes throughout MD&A, expand to provide disclosure necessary for investors to understand whether the variability between these years is considered to be unusual and the likelihood that past performance is indicative of future performance. For example, in discussing the change in expense to benefit between 2007 and 2008, discuss whether management believes the direction of the change between these periods represents a trend or an event unlikely to be repeated in future periods. Refer to Section of SEC Release 33-8350.

Response: Based upon the Staff’s comment, the Company has revised the discussion of income taxes on pages 63, 65 through 67 to provide additional disclosure regarding the variability between the respective periods.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Liquidity and Capital Resources

Cash Flows, page 67

18.	We note that you have identified, but not quantified, the underlying drivers of operating cash flows, in response to prior comment 33. In this regard, please revise to quantify the amounts of cash received from customers and cash paid for operating expenses and discuss reasons for material changes between these amounts in the periods presented. Further, quantify your use of borrowings under your credit facility to fund operations and discuss the frequency with which you have used the facility in the past. With regard to the revisions made to your discussion of investing and financing activities, we note that you have excluded the amounts being discussed. Please explain why you believe a discussion of these cash flows without quantification is useful or revise to quantify amounts of items being discussed, where material.

Response: Based upon the Staff’s comment, the Company has revised its disclosure to quantify the underlying drivers of operating cash flows on pages 69 and 70.

Days Sales Outstanding, page 68

19.	We note that the majority of your contracts are directly billed to the requestor, typical credit terms under your customer contracts are 30 days and that your collections efforts are primarily at the requestor level. Please clarify and explain whether your customer contracts are also at the “requestor” level.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on page 70 to clarify that customer contracts are at the requestor level.

20.	We note that your typical credit terms are 30 days, yet your DSO, net of allowance, is “usually under 60 days.” Revise to explain the reasons why the collection period significantly exceeds your credit terms in all periods presented for each of your segments. Further, expand your disclosure to discuss the reasons for what appear to be high levels of bad debt expense and write-offs and why approximately one-third of your gross accounts receivable in each period is offset by an allowance for doubtful accounts. Your response should discuss matters unique to your company, in addition to the impact of industry-wide practices reflected in your receivables collections policies, history of delayed payments and DSO significantly higher than stated credit terms.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on page 70 to explain the reasons why the collection period significantly exceeds its credit terms in all periods presented for each of its segments and to expand its disclosure to discuss the reasons for the levels of bad debt expense and write-offs.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Credit Facility and Senior Subordinated Notes, pages 69 and 70

21.	We note your statement, in response to prior comment 35, that the senior subordinated notes will be discharged due to the net proceeds from this offering. Based on your disclosures surrounding the anticipated use of proceeds from this offering, it is unclear whether either of these notes will be discharged in full. Further, it appears that both your senior secured credit facility and your senior subordinated notes contain covenant requirements. We therefore reissue our comment to expand your disclosure to include the material terms of affirmative and negative covenants (e.g., material actual ratios/actual amounts). Include a discussion of the potential consequences of not complying with or being able to amend debt covenants in the future and describe your consideration of disclosing and analyzing factors that could reasonably likely result in non-compliance with these covenants.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on pages 71 through 74 to include the material terms of affirmative and negative covenants, as well as a discussion of the potential consequences of not complying with or being able to amend the debt covenants.

Executive Compensation

Compensation Discussion and Analysis, page 104

General

22.	We note that in response to prior comment 41 you have revised your disclosure regarding the base salaries and cash incentive awards paid to Messrs. Labedz, Haynes and Webb for 2008. However, it remains unclear from the revised disclosure how the company’s achievement of $30.2 million in “adjusted EBITDA, as calculated under the cash incentive opportunity,” translated into the actual amounts awarded as salary and cash bonuses to these named executive officers. Please revise your filing to discuss the analysis undertaken, if any, in determining what amount to award as salaries and cash incentives to these executive officers based upon the company’s performance. We note in this regard that the company’s employment agreements with each of Messrs. Labedz, Haynes and Webb filed as exhibits to the registration statement specify salary and bonus opportunity amounts for the applicable executive, corresponding to varying levels of what the agreements define as “Measured EBITDA.”

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 110 through 113 to discuss the analysis undertaken in determining what amount to award as salaries and cash incentives to these executive officers based upon the Company’s performance.

U.S. Securities and Exchange Commission

Division of Corporation Finance

23.	In addition, you state that the above-referenced executive officers’ base salaries and cash incentive targets “are determined on a quarterly basis upon the achievement of EBITDA for the trailing three months within a range of $5.0 million to greater than $25.0 million,” but then you indicate that, “adjusted EBITDA was utilized and compared to EBITDA” in calculating the $30.2 million “actual adjusted EBITDA, as calculated under the cash incentive opportunity program,” which appears to have formed the basis for the actual payouts made. Please revise further to clarify the precise corporate performance measure(s) you use to determine these base salaries and cash incentive awards, and to disclose how each non-GAAP financial measure used to determine executive compensation is calculated from your audited financial statements. In this regard, specify the “significant non-recurring and non-cash items” that you took into account in adjusting EBITDA for purposes of determining compensation. Refer to Instruction 5 to Item 402(b) of Regulation S-K. If these compensation decisions were made based on an adjusted EBITDA measure, please revise your filing to remove the suggestion that they were made based on EBITDA, as this measure is ordinarily calculated.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 110 through 113 to clarify the precise corporate performance measures that are used to determine these base salaries and cash incentive awards, and to disclose how each non-GAAP financial measure used to determine executive compensation is calculated from the Company’s audited financial statements.

24.	Further to comment 5 above, it appears that the adjusted EBITDA measure used to determine salaries and bonuses for these named executive officers is calculated differently from the non-GAAP measure “Adjusted EBITDA” disclosed elsewhere in your filing, for example in Summary Consolidated Financial and Other Data. Accordingly, please make a clear statement to this effect in your Compensation Discussion and Analysis, and explain why your board of directors determined it was appropriate to use a different metric for determining executive compensation than that used for purposes of evaluating the company’s operating performance. In addition, to avoid confusion, consider using an expanded or different term than “adjusted EBITDA” to refer to the measure used for compensatory purposes, if it is in fact calculated differently from the non-GAAP measure “Adjusted EBITDA” presented elsewhere in your filing.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 110 through 113 to clarify the metric used for determining executive compensation.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Cash Incentive Awards, page 106

25.	Please describe with specificity the “individual performance results” the board considered in determining cash incentive bonuses for each applicable named executive officer for 2008. See Item 402(b)(2)(vii) of Regulation S-K.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on page 112 to describe with specificity the individual performance results the board considered in determining cash incentive bonuses for each applicable named executive officer for 2008.

Long-Term Equity-Based Compensation, page 108

26.	We again refer to your disclosure on page 35 that you intend to issue an to-be-specified number of shares of restricted stock and stock options to Messrs. Labedz, Grazzini, Roberts, Webb and Matits, respectively, upon completion of the public offering. Please tell us what consideration you gave to discussing in your Compensation Discussion and Analysis these contemplated securities issuances to certain of your named executive officers. Advise whether these issuances are expected to be made pursuant to the 2009 Equity Incentive Plan to be adopted in connection with the offering.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on page 115 to clarify that these issuances are expected to be made pursuant to the 2009 Omnibus Incentive Plan to be adopted in connection with the offering.

Certain Relationships and Related Party Transactions

CT Technologies Holdings, LLC Agreement, page 127

27.	We note that in response to prior comment 15 you have revised your disclosure on page 34 to clarify that as part of the corporate reorganization, the shares of HealthPort will be allocated among former members of CT Technologies Holdings, LLC, in exchange for their equity interests in the limited liability company, in accordance with the priority order for distributions established by the limited liability company agreement. Please consider making conforming revisions to the disclosure regarding the corporate reorganization in your discussion of related-party transactions.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on pages 133 and 134 to conform the disclosure to that provided on page 34.

U.S. Securities and Exchange Commission

Division of Corporation Finance

HealthPort Inc.

Consolidated Statements of Operations, page F-6

28.	Explain the basis for your presentation of “loss on sale of division, net of tax” outside of loss from continuing operations. In this regard, we note that this amount is presented separately from discontinued operations, suggesting that the division does not qualify as a disposal group when applying the reporting provisions of SFAS 144. Refer to paragraph 45.

Response: We respectfully advise the Staff that the ‘Loss of sale of division, net of tax’, relates the sale of Document Management Services (“DMS”) in August 2008. The Company analyzed the sale of DMS under the guidance provided under FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (“FAS 144”) and concluded that the operations of DMS qualified for accounting as discontinued operations under FAS 144.

As part of its consideration to account for DMS as discontinued operations, the Company considered whether DMS was a component of an entity as defined by FAS 144. As DMS had operations and cash flows that could be distinguished both operationally and for financial reporting purposes from the rest of the Company, the Company concluded that DMS was a component of an entity as defined by FAS 144. The Company also considered whether continuing cash flows were expected to be generated. As the Company did not maintain any relationship that would allow the Company to have the ability to influence the operating and (or) financial policies of the disposed component, the Company concluded that it did not have continuing involvement with DMS.

On the consolidated statements of operations, the Company has separately stated the loss from discontinued operations, net of tax, and the related loss on the sale of discontinued operations, net of tax. The Company believes the separation of the loss from discontinued operations and the loss on sale of discontinued operations on the consolidated statements of operations is appropriate based on paragraph 47(b) of FAS 144 which states “The gain or loss recognized in accordance with paragraph 37 and if not separately presented on the face of the income statement, the caption in the income statement or the statement of activities that includes that gain or loss”.

The Company has modified the description of the loss on the sale of DMS on the consolidated statements of operations from “Loss on sale of division, net of tax” to “Loss on sale of discontinued operations, net of tax” to clarify that the loss on the sale of discontinued operations is related to DMS.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting

Corporate Reorganization, page F-9

29.	We note from your correspondence that you expect the estimated initial offering price range to be between $14.00 and $16.00 per share. With regard to your intended accounting for the reorganization, we have the following comments:

•

It appears that you have sufficient information to establish an estimate of the exchange ratio for your Series A, B-1, B-2, C and senior preferred shares in accordance with the terms of the CT Technologies Holdings, LLC Agreement. Provide us with a description of how you will account for each step in the reorganization process. Identify the literature that supports your accounting.

•

Provide us with your estimated allocation to each contributing member and demonstrate whether the exchange will be pro rata and if not, how you intend to account for any excess received by certain members relative to their pro rata share.

•	Demonstrate what impact a change in the offering price will have on the exchange ratio and your analysis of whether the exchange can be considered to be on a pro rata basis.

•

Describe your accounting treatment for non-vested B-1 and B-2 shares and describe the impact of any accelerated vesting provisions. For any non-vested shares that are cancelled, tell us whether replacement awards will be issued and if so, at what terms, and your intended accounted treatment of these awards.

•

Tell us how you considered whether the exchange of redeemable Series C shares for common shares constitutes a redemption of the Series C shares. Describe the potential impact, if any, that the redemption would have on your accounting for the exchange and on your EPS computation.

Response: We respectfully advise the Staff that, prior to the effectiveness of the Registration Statement, the Company will exchange on a pro rata basis in accordance with the CT Technologies Holdings, LLC Agreement (the “Agreement”) its common stock or senior preferred stock, as applicable, for Series A, B-1, B-2 and C shares or senior preferred shares of CT Technologies Holdings, LLC (“CT”).

U.S. Securities and Exchange Commission

Division of Corporation Finance

The pro rata allocation of the Company’s common stock and senior preferred stock among the holders of CT’s Series A, B-1, B-2 and C shares and senior preferred shares will be based upon fair value of the Company prior to effectiveness of the Registration Statement and will be allocated as follows:

•	first, to senior preferred shares, pro rata until the entire amount of the unreturned capital value of all senior preferred shares is paid in full;

•	second, to the senior preferred shares, pro rata until the entire amount of the unpaid yield of all senior preferred shares is paid in full;

•	third, to the Series A and Series C holders, pro rata to each group up to the entire amount of the unreturned capital value of all outstanding Series A shares;

•	fourth, to the Series A and Series C holders, pro rata to each group up to the entire amount of the unpaid yield on all outstanding Series A shares;

•

fifth, to the Series A, B-1 and C shares, pro rata to each group until the aggregate distributions given to the holders of Series A shares equals the aggregate capital value of the Series A shares plus 30% per year return on the unreturned capital value for the Series A shares; and

•	finally, a pro rata distribution will be made of the remaining shares to the Series A, B-1, B-2, and C shares, pro rata among each.

As the above noted pro rata allocation will be based on the fair value of the Company immediately prior to the exchange, the fair value of CT shares exchanged for common stock of the Company will be equal.

All previously unvested shares will be forfeited in accordance with the terms of the Agreement with the exception of Series B-1 and B-2 shares for five employees for whom the board of directors has elected to accelerate the vesting in connection with the initial public offering. In addition, previously executed agreements with the Company’s Chief Executive Officer and its Chairman of the board of directors provide that any previously unvested shares immediately vest upon an initial public offering. The Company will recognize compensation expense associated with accelerated vesting of any previously unvested shares in accordance with Financial Accounting Standard 123(R), Share-Based Payment. Certain employees will be receiving a combination of restricted stock and options for common stock of the Company. To the extent the new restricted stock or stock options of the Company represent a replacement of forfeited unvested B-1 and B-2 shares, these new awards will be accounted for as a modification in accordance with Financial Accounting Standard 123(R), Share-Based Payment.

The exchange of Series C shares for common stock of the Company is considered a redemption. As the exchange is based upon fair value of the Company immediately prior to the exchange, the fair value of the common stock exchanged for the Series C shares will be equal. The common stock to be issued in exchange for the Series C shares is included in our pro forma weighted shares outstanding.

We respectfully advise the staff that the Company revised its disclosure on page F-9 to provide the pro rata exchange of shares for stock as described above based on an assumed fair value of $15.00 per share of common stock of the Company immediately prior to the exchange.

Unaudited Pro Forma Financial Information, page F-10

30.	Tell us what consideration was given to the provisions of Rule 11-02(c)(i), which would limit pro forma EPS presentation to the most recent year and interim period.

U.S. Securities and Exchange Commission

Division of Corporation Finance

In this regard, the pro forma earnings per share that are presented for all successor periods should be limited to the impact of the reorganization or the exchange ratio. That is, in the event that there is an impact that is “different” than the pro rata effect of the reorganization, that event’s pro forma presentation should comply with Article 11.

Response: We respectfully advise the Staff that although the Company does recognize that the provisions of Rule 11-02(c)(i) do limit the pro forma EPS presentation to the most recent year and interim period, the Company believes that presenting pro forma EPS to give effect to the exchange as a result of the reorganization for all successor periods provides meaningful information to potential investors. The Company confirms that pro forma EPS for all successor periods is limited to the impact of the exchange as a result of the reorganization.

Unaudited Pro Forma Basic and Diluted Net Income and Loss Per Share, page F-19

31.	We note that your computation of EPS utilizes the two-class method. Please identify the interests that have participating rights in the earnings of the company and ensure that these rights are adequately disclosed. In addition, your footnote identifies convertible preferred shares; however, your disclosures throughout the filing do not appear to address any such convertible shares.

Response: We respectfully advise the Staff that as a result of the reorganization the Company will only have a single class of common shares outstanding. Other than shares of its common stock, there will be no interests with participating rights in the earnings of the Company. In addition, the Company confirms that there are no convertible preferred shares. Based upon the Staff’s comment, the Company has revised the disclosure on page F-20 accordingly.

Note 10. Senior Preferred Shares and Series C Shares, page F-37

32.	We note that in response to prior comment 51 you have restated your balance sheets and statements of changes in members’ equity to present your Series C shares as temporary equity. It appears that the amounts under the Series C shares were contained in several equity line items. We further note that neither your filing nor response discusses this restatement. Tell us the reasons for the restatement, including the basis in the accounting literature that necessitated it.

Response: We respectfully advise the Staff that the Company has historically, and continues to, account for the Series C shares outside of permanent equity as disclosed in note 10 on page F-37. Given the current structure of the reorganization as described on page 34, the appropriate presentation of the reorganization is the presentation of a pro forma balance sheet as of June 30, 2009 and pro forma EPS to give effect to the reorganization. The Company has amended its consolidated financial statements to exclude the effect of the reorganization in all historical periods presented.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Note 13. Income Taxes, page F-41

33.	We note that it appears that your expanded disclosures on page F-47 in response to our prior comment 52 are those that you have included in your discussion of results of operations. These discussions do not appear to fully update your income tax information through June 30, 2009. Therefore, we repeat our prior comment to revise your footnote to include full disclosures for the six months ended June 30, 2009.

Response: We respectfully advise the Staff that the Company has revised its disclosures to include tabular disclosures of the following items for the six months ended June 30, 2009:

•	components of loss before income taxes;

•	components of the income tax benefit; and

•	reconciliation of the United States federal statutory tax rate to our recorded income tax benefit.

In addition, the Company has revised its disclosures to clarify that the significant components of its deferred income tax assets and liabilities at June 30, 2009 are comprised of a full valuation allowance recorded on its deferred tax assets and liabilities with the exception of a deferred tax liability related to indefinite lived intangible assets which is not a component of the net deferred income tax asset being offset by a valuation allowance at June 30, 2009.

We respectfully advise the Staff that the Company believes that tabular disclosure of the components of its deferred income tax assets, liabilities, and valuation allowance at June 30, 2009 is not required. Tabular disclosure of these items would be more consistent with the requirements of paragraphs 43 through 49 of Financial Accounting Standard 109, Accounting for Income Taxes (“FAS 109”) which is not applicable for interim financial reporting periods. The Company has prepared the income tax provision for the six months ended June 30, 2009 and 2008 in accordance with APB 28, Interim Financial Reporting. In addition, the Company followed the guidance provided by FIN 18, Accounting for Income Taxes in Interim Periods an interpretation of APB Opinion No. 28, which requires the following disclosures in interim periods.

“Application of the provisions of APB Opinion No. 28 that are described in this Interpretation may result in a significant variation in the customary relationship between income tax expense and pretax accounting income. The reasons for significant variations in the customary relationship between income tax expense and pretax accounting income shall be disclosed if they are not otherwise apparent from the financial statements or from the nature of the enterprise’s business.”

The Company believes that the disclosures for the six months ended June 30, 2009 and 2008 comply with the requirements of APB 28 and FIN 18.

Pro Forma Consolidated Statement of Operations, page F-113

34.	Explain the reason for your inclusion of footnotes (c) through (g) as these amounts do not appear to represent adjustments pursuant to Rule 11-02 of Regulation S-X. These footnotes appear to be informational only and are not a result of adjustments being made in accordance with Article 11.

Response: The Company confirms that footnotes (c) through (g) were informational only and were not a result of adjustments being made in accordance with Article 11. Based upon the Staff’s comment, the Company has revised the disclosure on page F-114 to clarify that the disclosures are not adjustments being made in accordance with Article 11 and are informational only.

35.	We note that you have not presented adjustments related to the application of purchase accounting and assuming that the transaction was consummated at the beginning of the fiscal year presented. For example, we note your disclosure on page F-26 that a portion of the purchase price allocation was assigned to a customer base intangible asset, suggesting the need for an adjustment for related amortization. Please refer to your purchase price allocation and explain the lack of adjustments contemplated by Rule 11-02(b)(6).

Response: Based upon the Staff’s comment, the Company has revised the pro forma consolidated statement of operations on page F-114 to include all applicable adjustments contemplated by Rule 11-02(b)(6). These revisions included additional adjustments related to amortization of definite lived intangibles including customer base and depreciation of fixed assets.

*        *        *

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

U.S. Securities and Exchange Commission

Division of Corporation Finance

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4943 or my colleague, Jason K. Zachary at (212) 446-4844, at your earliest convenience.

Sincerely,

/s/ Joshua N. Korff
KIRKLAND & ELLIS LLP

cc:	Michael J. Labedz

Brian M. Grazzini

HealthPort, Inc.

Wayne D. Boberg

Matthew F. Bergmann

Winston & Strawn LLP